Consolidated financial and operational highlights

($ 000s except per unit data)	Three months ended September 30,			Nine months ended September 30,
	2010	2009	% Change	2010	2009	% Change

Revenue from continuing operations (net of financial derivative instruments)	$332,570	$395,661	(16)	$1,106,802	$1,037,980	7

Funds flow from continuing operations (1)	43,997	24,859	77	(80,168)	96,664	-
Funds flow from discontinued operations (1)	$-	$30,010	(100)	$(2,436)	$91,002	-
Funds flow from operations (1)	$43,997	$54,869	(20)	$(82,604)	$187,666	-
Adjusted EBITDA – continuing operations (2)	$52,894	$25,569	107	$(71,737)	$111,047	-

Adjusted funds flow from continuing operations (3)	$43,997	$24,859	77	$130,804	$104,340	25
Per weighted average unit – basic and diluted	$0.17	$0.09	83	$0.49	$0.40	23
Percent of adjusted funds flow from continuing operations paid out as declared distributions	109%	190%	(43)	110%	143%	(23)
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs – continuing operations (2)	$52,894	$25,569	107	$139,235	$118,723	17

Distributions to unitholders	$47,990	$47,238	2	$143,418	$148,761	(4)
Per unit	$0.18	$0.18	-	$0.54	$0.57	(5)
Non-cash distribution in connection with the disposition of the Upstream business unit	$-	$-		$308,690	$-
Per unit	$-	$-		$1.16	-
Net income from continuing operations	$13,924	$70,784	(80)	$48,480	$10,076	381
Per weighted average unit – basic and diluted	$0.05	$0.27	(81)	$0.18	$0.04	373
Net income (loss)	$8,924	$51,663	(83)	$(396,410)	$(68,682)	477
Per weighted average unit – basic and diluted	$0.03	$0.20	(83)	$(1.49)	$(0.26)	467
Capital expenditures – continuing operations	$10,965	$8,930	23	$21,379	$31,361	(32)
Acquisitions – continuing operations	$9	$18,500		$22,456	$18,500
Weighted average trust units outstanding (000s)
- basic and diluted (4)	266,419	262,245	2	265,437	260,887	2
Provident Midstream NGL sales volumes (bpd)	95,388	98,229	(3)	100,833	114,073	(12)

Consolidated
	As at September 30,	As at December 31,
($ 000s)	2010	2009	% Change
Capitalization
Long-term debt (including current portion)	$547,450	$505,262	8
Unitholders' equity	$555,022	$1,381,399	(60)

(1)	Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2)	Adjusted EBITDA is earnings before interest, taxes, depreciation, accretion and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3)	Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.
(4)	Includes dilutive impact of convertible debentures.

Management's Discussion & Analysis

The following analysis provides a detailed explanation of Provident's operating results for the three and nine months ended September 30, 2010 compared to the same time periods in 2009 and should be read in conjunction with the consolidated financial statements of Provident.  This analysis has been prepared using information available up to November 10, 2010.

Provident Energy Trust operates a midstream business in Canada and the United States and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.  Effective in the second quarter of 2010, Provident's Canadian oil and natural gas production business ("Provident Upstream" or "COGP") was accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation (see note 10 to the interim consolidated financial statements).

The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.  This analysis contains forward-looking information and statements. See "Forward-looking information" at the end of the analysis for further discussion.

The analysis refers to certain financial and operational measures that are not defined in generally accepted accounting principles (GAAP) in Canada. These non-GAAP measures include funds flow from operations, adjusted funds flow from continuing operations, adjusted EBITDA and further adjusted EBITDA to exclude realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.

Management uses funds flow from operations to analyze operating performance. Funds flow from operations is reviewed, along with debt repayments and capital programs in setting monthly distributions.  Funds flow from operations as presented is not intended to represent cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow from operations throughout this report are based on cash provided by operating activities before changes in non-cash working capital and site restoration expenditures.  See "reconciliation of non-GAAP measures".

Management uses adjusted EBITDA to analyze the operating performance of the business. Adjusted EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Adjusted EBITDA as presented is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to adjusted EBITDA throughout this report are based on earnings before interest, taxes, depreciation, accretion, and other non-cash items ("adjusted EBITDA"). See "reconciliation of non-GAAP measures".

Recent developments

Corporate conversion and corporate dividend policy

On October 6, 2010, Provident announced its proposed reorganization into a dividend paying corporation on or about January 1, 2011, subject to unitholder, court and regulatory approval. Pursuant to the conversion, unitholders will receive one common share of Provident Energy Ltd. for each trust unit.

Provident's new dividend level, beginning with the January 2011 dividend is planned to be $0.045 per share per month, which reflects a reduction from the current monthly cash distribution of $0.06 per unit. The new dividend level is intended to allow for internally generated cash flow to support organic growth, maintain a strong balance sheet and provide sustainable monthly dividends to shareholders. Payment of the December 2010 cash distribution will not be affected by the proposed conversion.

Offer to repurchase convertible debentures

On October 6, 2010, in connection with the planned corporate conversion, Provident announced its intention to make an offer for its 6.5% convertible unsecured debentures maturing on August 31, 2012 and its 6.5% convertible debentures maturing on April 30, 2011 at 101 percent of their principal values plus accrued and unpaid interest. The repurchase offer will be made within 30 days after Provident's corporate conversion. The Trust intends to establish contingent replacement financing arrangements in respect of the amounts owing under the Provident Debentures prior to effecting the conversion.

Should a holder of debentures elect not to accept the repurchase offer, the debentures will mature as originally set out in their respective indentures. The debentures will continue to trade on the TSX following the conversion and Provident Energy Ltd. will assume all covenants and obligations in respect of the debentures following the conversion. Holders of the debentures who convert their debentures following the effective date of the conversion will receive common shares of Provident Energy Ltd.

Public offering of convertible unsecured subordinated debentures

On November 9, 2010, Provident issued $150 million aggregate principal amount of convertible unsecured subordinated debentures (the Debentures). Provident has granted to the underwriters an over-allotment option to purchase up to an additional $22.5 million aggregate principal amount of Debentures, exercisable in whole or in part any time for a period of up to 30 days following closing of the offering. The Debentures bear interest at 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing June 30, 2011 and mature on December 31, 2017.

Provident intends to initially use the net proceeds from the offering to repay existing revolving term bank debt which will then be available to be drawn, as required, to fund the purchase of any of Provident's previously issued 6.5% convertible debentures which are tendered pursuant to the offer required to be made to the holders of the 6.5% convertible debentures following the completion of Provident's corporate conversion or to fund the payment on maturity of any of the remaining 6.5% convertible debentures which mature on April 30, 2011 having a current face value of $150 million.

Appointment of new Senior Vice President, Finance and Chief Financial Officer

Provident announced the appointment of Mr. Brent Heagy to the position of Senior Vice President, Finance and Chief Financial Officer. Mr. Heagy succeeds Mr. Mark Walker who stepped down from the role effective September 30, 2010.

Non-recurring events

In the second quarter of 2010, two non–recurring events impacted earnings, adjusted EBITDA and funds flow from operations significantly.  First, Provident sold the remainder of its Upstream business unit to move forward as a pure-play Midstream infrastructure Trust.  This transaction completed the sales process of the Upstream business and the Upstream business unit is classified as discontinued operations.  Strategic review and restructuring costs associated with the continued divestment of upstream properties, the final sale of Provident's Upstream business and the related separation of the business units were also incurred.  The second significant transaction was the execution of a buyout of the fixed price financial derivative contracts that related to the Midstream business.

"Adjusted funds flow from continuing operations" and "Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs"

Given the significant impact of the transactions summarized in the preceding paragraph and detailed below, the two additional non-GAAP measures of "Adjusted funds flow from continuing operations" and "Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs" have been provided and are also used in the calculation of certain ratios.  The adjusted non-GAAP measures are provided as an additional measure to evaluate the performance of Provident's pure-play Midstream infrastructure business and to provide additional information to assess future funds flow and earnings generating capability. See "reconciliation of non-GAAP measures".

Sale of Provident's Upstream business

On June 29, 2010, Provident announced the completion of the arrangement (the "Arrangement") effecting the merger of Provident's oil and natural gas production business with Midnight Oil Exploration Ltd. (Midnight) to form Pace Oil & Gas Ltd. (Pace). The transaction completed the final divestment of Provident's Upstream business in a series of transactions between September 2009 and June 2010.  As a result of this transaction, Provident's Upstream business is accounted for as discontinued operations, commencing with the second quarter of 2010 (see note 10 to the interim consolidated financial statements).

Total consideration from the transaction was $423.7 million, consisting of $115 million in cash, and approximately 32.5 million shares of Pace valued at $308.7 million.  Associated transaction costs were $8.1 million.  Under the terms of the Arrangement, Provident unitholders divested a portion of each of their Provident units to receive 0.12225 shares of Pace, which was recorded as a non-cash distribution by the Trust, valued at $308.7 million.  Provident recorded a loss on sale of the Upstream business, amounting to $324.0 million, net of tax, as part of net loss from discontinued operations.

In the second quarter of 2010, Provident completed an internal reorganization to reflect the continued divestment of its upstream properties and incurred costs to complete the separation of the business units.  This resulted in staff reductions at all levels of the organization, including senior management.  For the third quarter of 2010, no strategic review and restructuring costs were incurred.  For the nine months ended September 30, 2010, strategic review and restructuring costs were $29.8 million, of which $11.9 million were attributable to continuing operations (2009 – $9.7 million and $7.7 million, respectively). The costs are comprised primarily of severance, consulting and legal costs.

Midstream financial derivative contract buyout

In April 2010, Provident completed the buyout of all fixed price crude oil and natural gas swaps associated with the Midstream business unit for a total realized cost of $199.1 million.  The carrying value of the specific contracts at March 31, 2010 was a liability of $177.7 million, resulting in an offsetting unrealized gain in the second quarter of 2010.  The $199.1 million buyout represents a cash cost and reduces funds flow from operations and adjusted EBITDA.  The offsetting unrealized gain of $177.7 million is not reflected in Provident's funds flow from operations or adjusted EBITDA as it is a non-cash recovery.  Provident has retained certain participating crude oil and natural gas swaps and the NGL throughput and inventory contracts that utilize financial derivative instruments based directly on underlying NGL products.  See "Commodity price risk management program".

Reconciliation of non-GAAP measures

The Trust calculates earnings before interest, taxes, depreciation, accretion and other non-cash items (adjusted EBITDA) and adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs within its MD&A disclosure.  These are non-GAAP measures.  A reconciliation to income (loss) from continuing operations before taxes follows:

Continuing operations	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2010	2009	% Change	2010	2009	% Change

Income (loss) before taxes	$9,667	$90,335	(89)	$20,510	$(14,289)	-
Adjusted for:
Interest expense	8,045	6,005	34	19,948	19,083	5
Unrealized gain offsetting buyout of financial derivative instruments	-	-	-	(177,723)	-	-
Unrealized loss (gain) on financial derivative instruments	26,641	(86,446)	-	40,235	73,592	(45)
Depreciation and accretion	11,878	9,506	25	33,606	28,403	18
Unrealized foreign exchange (gain) loss and other	(4,477)	3,229	-	(5,026)	3,636	-
Non-cash unit based compensation expense (recovery)	1,140	2,940	(61)	(3,287)	622	-
Adjusted EBITDA	$52,894	$25,569	107	$(71,737)	$111,047	-

Adjusted for:
Realized loss on buyout of financial derivative instruments	$-	$-	-	$199,059	$-	-
Strategic review and restructuring costs	$-	$-	-	$11,913	$7,676	55
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs	$52,894	$25,569	107	$139,235	$118,723	17

The following table reconciles funds flow from operations and adjusted funds flow from continuing operations with cash (used in) provided by operating activities:

Reconciliation of funds flow from operations	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2010	2009	% Change	2010	2009	% Change

Cash (used in) provided by operating activities	$(14,226)	$24,781	-	$(166,700)	$211,556	-
Change in non-cash operating working capital	58,223	28,218	106	82,055	(29,944)	-
Site restoration expenditures
- discontinued operations	-	1,870	(100)	2,041	6,054	(66)
Funds flow from (used in) operations	43,997	54,869	(20)	(82,604)	187,666	-
Funds flow from discontinued operations	-	(30,010)	(100)	2,436	(91,002)	-
Realized loss on buyout of financial derivative instruments	-	-	-	199,059	-	-
Strategic review and restructuring costs	-	-	-	11,913	7,676	55
Adjusted funds flow from continuing operations	$43,997	$24,859	77	$130,804	$104,340	25

Funds flow from continuing operations and distributions

	Three months ended September 30,			Nine months ended September 30,
($ 000s, except per unit data)	2010	2009	% Change	2010	2009	% Change
Funds flow from continuing operations and distributions
Funds flow from continuing operations	$43,997	$24,859	77	$(80,168)	$96,664	-
Adjusted funds flow from continuing operations(1)	$43,997	$24,859	77	$130,804	$104,340	25
Per weighted average unit
- basic and diluted (2)	$0.17	$0.09	83	$0.49	$0.40	23
Declared distributions	$47,990	$47,238	2	$143,418	$148,761	(4)
Per unit	$0.18	$0.18	-	$0.54	$0.57	(5)
Percent of adjusted funds flow from continuing operations paid out as declared distributions	109%	190%	(43)	110%	143%	(23)

(1)	Adjusted funds flow from operations excludes realized loss on buyout of derivative instruments and strategic review and restructuring costs.
(2)	Includes dilutive impact of unit options and convertible debentures.

Funds flow from operations includes the impact of the Midstream financial derivative contract buyout, as well as strategic review and restructuring costs associated with the separation and divestment of Provident's Upstream business unit.  Adjusted funds flow from continuing operations is presented as a measure to evaluate the performance of Provident's pure-play Midstream infrastructure business and to provide additional information to assess future funds flow generating capability. Third quarter 2010 adjusted funds flow from continuing operations was $44.0 million, a 77 percent improvement from the $24.9 million recorded in the third quarter of 2009.  While gross operating margins during the third quarter of 2010 were consistent with the third quarter of 2009, realized losses on financial derivative instruments were significantly lower as a result of the Midstream financial derivative contract buyout program.

For the nine months ended September 30, 2010, adjusted funds flow from continuing operations was $130.8 million, 25 percent above the $104.3 million in the same period of 2009.  The increase is attributed to a five percent increase in gross operating margin in the nine months of 2010, as well as lower general and administrative expenses, a current income tax recovery and lower realized losses on financial derivative instruments.

Declared distributions in the nine months of 2010 totaled $143.4 million, 110 percent of adjusted funds flow from continuing operations. This compares to $148.8 million of declared distributions in the comparable period of 2009, 143 percent of adjusted funds flow from continuing operations.  These ratios are impacted by realized losses on financial derivative instruments incurred prior to the buyout of the contracts in April 2010.

In addition to cash distributions, Provident also made a non-cash distribution to unitholders in the second quarter of 2010 relating to the disposition of Provident's Upstream business.  This distribution was valued at $308.7 million, or $1.16 per unit.

Outlook

The following outlook contains forward-looking information regarding possible events, conditions or results of operations in respect of the Trust that is based on assumptions about future economic conditions and courses of action.  There are a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking information.  See "Forward-looking information" in this MD&A for additional information regarding assumptions and risks in respect of the Trust's forward-looking information.

Midstream capital expenditures for the third quarter of 2010 totaled $11 million, and $21 million year-to-date. Management estimates a future annual run rate of approximately $70 million to be allocated towards growth capital and $8 to $12 million to maintenance capital. For 2011, Provident plans to deploy additional maintenance capital of up to $15 million to maintain the integrity and safe operations of its assets. Total capital expenditures on growth items for 2010 are anticipated to be approximately $42 million as a result of ongoing project costs being moved to the early part of 2011. Provident also expects to spend approximately $7 million in 2010 on maintenance and related activities. As a part of the normal course of business, Provident will also review accretive acquisition opportunities as they arise.

Provident continues to make upgrades at its storage facility at Corunna, Ontario that will enhance operating flexibility and commercial opportunities in the Sarnia area. The Trust intends to spend approximately $27 million through 2011 to complete a number of upgrades that will provide greater commercial flexibility in the future.  Once complete, these expansions will allow Provident to terminal and store NGLs for the local markets as well as from eastern Canada and the U.S.

In addition, Provident is also reviewing future joint venture opportunities to facilitate the pipeline and rail movement of NGLs from the Marcellus Shale play in Pennsylvania to the storage facility at Corunna. Provident's Corunna facility is ideally located to be a terminalling hub for NGL from the rapidly growing Marcellus natural gas play.  In combination with its ownership in the Sarnia fractionator, future services could include extraction, transportation, fractionation, storage and marketing of NGL products for Marcellus producers beginning within the next two to five years.

At Empress, Provident has negotiated the purchase of additional third-party NGL mix from other Empress plant owners and in the Edmonton markets to increase Empress East supply volumes to utilize fractionation capacity at Sarnia, Ontario. Provident anticipates supply volumes for Empress East to remain relatively flat over the near term. However border flows, and consequently natural gas based NGL supply, is expected to remain low when compared to historical levels based on third-party projections as well as internal forecasts.

At Redwater, Provident is developing three new 500,000 barrel, high rate multipurpose storage caverns that will be commissioned in 2011, 2012 and 2013.  Provident is also constructing a brine pond to facilitate future cavern operations. Over the medium to long-term, Provident expects that strong condensate demand will continue as a result of continuing investment in the Alberta oil sands by producers. Provident is also considering an estimated $7.5 million ethane-plus debottlenecking initiative that would increase C2+ fractionation at the Redwater facility by up to 4,000 barrels per day. The additional capacity would be utilized to process incremental field plant volumes and future NGL from upgrader offgas.

Provident expects to continue to benefit from increased volumes at the Younger facility as additional gas supply from the developing Montney area is supplied via the recently completed South Peace Pipeline. Provident will examine opportunities to expand its liquids gathering system in the area.

Given the current forward pricing assumptions Provident expects to be at the lower end of its estimated 2010 adjusted EBITDA guidance range of $200 to $230 million. Provident's adjusted EBITDA guidance range is subject to certain market and operational assumptions, including normal weather conditions, and excludes the one-time cost of the financial derivative instruments buyout in the second quarter of 2010 and strategic review and restructuring costs.  This guidance is based, in part, on the 2010 fourth quarter average forward pricing of WTI crude U.S. $82.35 per barrel, AECO gas Cdn$3.33 per gj, Canadian/U.S. dollar exchange rate of $1.03 and a Mont Belvieu propane price at 63 percent of the WTI crude oil price.

Provident Midstream operating results review

The Midstream business

Provident's Midstream business extracts, processes, stores, transports and markets natural gas liquids (NGL) for Provident and offers these services to third party customers.

Provident Midstream contains three business lines:

Empress East - Extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in central Canada and the eastern United States.

Redwater West - Purchases NGL mix from various natural gas producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  It also includes gas supply volumes from the Younger NGL extraction plant located at Taylor in northeastern British Columbia.

Commercial Services - Generates income from fee-for-service contracts to provide fractionation, storage, LPG terminalling, loading and offloading services. It also includes income from pipeline tariffs from Provident's ownership in NGL pipelines.

The Empress East and Redwater West business lines are supported by Provident's integrated marketing arm which has offices in Calgary, Alberta, Sarnia, Ontario, and Houston, Texas and operates under the brand name Kinetic.  Rather than selling NGL produced by the Empress East and Redwater West facilities at the plant gate, the marketing and logistics group utilizes Provident's integrated suite of transportation, storage and logistics assets to access markets across North America. By strategically building inventories of specification products during lower priced periods which can then be distributed into premium-priced markets across North America during periods of high seasonal demand, Provident is able to optimize the margins it earns from its extraction and fractionation operations. Provident's marketing group also generates margins by taking advantage of locational price differentials and arbitrage trading opportunities. Margins generated through marketing activities are included within the Empress East and Redwater West business lines.

Midstream asset acquisition

On March 31, 2010, Provident purchased a storage facility in Corunna, Ontario.  The facility is located in close proximity to Provident's existing operations in Sarnia, Ontario. The 1,000 acre site has an active cavern storage capacity of 12.1 million barrels, consisting of 5.0 million barrels of hydrocarbon storage and 7.1 million barrels currently used for brine storage. The facility also includes 13 pipeline connections and a small rail offloading facility. This facility is well situated to be a terminalling hub for NGLs from the rapidly growing Marcellus Gas play.  The Trust has allocated approximately $17 million of its current capital budget towards the expansion and construction of pipeline, rail and truck terminalling infrastructure at the Corunna storage facility.  Provident anticipates that these upgrades will enhance operating flexibility and commercial opportunities at Sarnia in the future.

Market environment

Provident's performance is closely tied to market prices for NGL products and natural gas, which can vary significantly from period to period.  The key reference prices impacting Midstream operating margins are summarized in the following table:

Midstream business reference prices	Three months ended September 30,			Nine month ended September 30,
	2010	2009	% Change	2010	2009	% Change

WTI (US$ per barrel)	$76.20	$68.30	12	$77.65	$57.00	36
Exchange rate (from US$ to Cdn$)	1.04	1.10	(5)	1.04	1.17	(11)
WTI expressed in Cdn$ per barrel	$79.18	$74.95	6	$80.43	$66.69	21

AECO monthly index (Cdn$ per gj)	$3.52	$2.87	23	$4.11	$3.89	6

Frac Spread Ratio (1)	22.5	26.2	(14)	19.6	17.1	15

Mont Belvieu Propane (US$ per US gallon)	$1.07	$0.87	23	$1.13	$0.76	49
Mont Belvieu Propane expressed as a percentage of WTI	59%	53%	11	61%	56%	9

Market Frac Spread in Cdn$ per barrel (2)	$37.78	$33.32	13	$38.31	$25.64	49

1)	Frac spread ratio is the ratio of WTI expressed in Canadian dollars per barrel to the AECO monthly index (Cdn$ per gj).
2)	Market frac spread is determined using weighted average spot prices at Mont Belvieu for propane, butane, and condensate and the AECO monthly index price for natural gas.

The NGL pricing environment in the third quarter of 2010 was significantly stronger than in the third quarter of 2009.  The average third quarter 2010 WTI crude oil price was US$76.20 per barrel, representing an increase of 12 percent compared to the third quarter of 2009.  The impact of higher WTI crude oil prices was partially offset by the strengthening of the Canadian dollar relative to the U.S. dollar in the third quarter of 2010 compared to the third quarter of 2009.  Propane prices were also much stronger than in the prior year, tracking the increase in crude oil prices and reflecting a strengthening of propane prices relative to WTI. The Mont Belvieu propane price averaged US$1.07 per U.S. gallon in the third quarter of 2010, compared to US$0.87 per U.S. gallon in the third quarter of 2009.  Propane prices as a percentage of WTI averaged 59 percent during the third quarter of 2010, which was stronger than in the comparative quarter in 2009. Due to weakened economic conditions throughout much of 2009, propane prices during the third quarter of 2009 traded near historic lows averaging 53 percent of the WTI crude oil price.  Butane and condensate sales prices were also much improved in the third quarter of 2010, reflective of higher crude oil prices and steady petrochemical and oilsands demand for these products.

Third quarter 2010 natural gas prices were higher than in the third quarter of 2009, however, prices were slightly lower than in second quarter of 2010. AECO natural gas averaged $3.52 per gj in the third quarter of 2010 compared to $2.87 per gj during the third quarter of 2009, an increase of 23 percent.  Despite the quarter over quarter increase in natural gas prices, market prices for natural gas remain soft.  Low natural gas prices are generally favorable to NGL extraction and fractionation economics, however, a sustained period in a low priced gas environment will impact the availability and overall cost of natural gas and NGL mix supply in western Canada, as natural gas producers may elect to shut-in production or reduce drilling activities.

Market frac spreads averaged $37.78 per barrel during the third quarter of 2010, representing a 13 percent increase from $33.32 per barrel during the third quarter of 2009.  Higher frac spreads were a result of higher NGL sales prices offset slightly by a higher AECO gas price. The benefit to Provident of higher market frac spreads in the third quarter of 2010 was offset by increased costs for natural gas supply in western Canada, particularly at Empress.  Empress extraction premiums have increased by close to 70 percent in the third quarter of 2010 relative to the prior year quarter. Higher premiums are primarily as a result of reduced volumes of natural gas flowing past the Empress straddle plants.  In the third quarter of 2010, natural gas throughput at the Empress Eastern border averaged approximately 4.8 bcf per day, in line with the same period in 2009 but lower than historical averages.  While extraction premiums are not included in the calculation of market frac spreads, they are included, along with other costs, when determining actual extraction operating margins.  Lower natural gas throughput directly impacts production at the Empress facilities which in turn reduces the propane-plus inventories available for sale in Sarnia and in surrounding eastern markets. Tighter supply at Sarnia may have a positive impact on eastern sales prices relative to other major propane hubs, including Mont Belvieu and Sarnia, during periods of high demand.

Industry propane inventories in the United States were approximately 64 million barrels as at the end of the third quarter of 2010, representing a decrease of approximately 11 million barrels compared to the prior year, and approximately two million barrels below the five year historical average.  Inventory levels are lagging prior year levels primarily due to the continued strong demand from the petrochemical sector and above average exports from the U.S. Gulf Coast to Central and South American markets.  Below average inventory levels within the U.S. may have a positive impact on NGL prices as demand increases during the upcoming winter season. Ending third quarter 2010 Canadian industry propane inventories were approximately 10 million barrels which is in line with inventories at the end of the third quarter of 2009, and in line with the historic five year average.

Provident Midstream business performance

Provident Midstream results can be summarized as follows:

	Three months ended September 30,			Nine months ended September 30,
(bpd)	2010	2009	% Change	2010	2009	% Change

Empress East NGL sales volumes	36,554	34,522	6	41,084	46,472	(12)
Redwater West NGL sales volumes	58,834	63,707	(8)	59,749	67,601	(12)
Total NGL sales volumes	95,388	98,229	(3)	100,833	114,073	(12)

	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2010	2009 (1)	% Change	2010	2009 (1)	% Change

Empress East margin	$13,306	$18,470	(28)	$52,927	$53,122	-
Redwater West margin	33,468	30,710	9	100,016	91,875	9
Commercial Services margin	15,570	14,723	6	47,375	45,150	5
Gross operating margin	62,344	63,903	(2)	200,318	190,147	5
Realized loss on financial derivative instruments	(4,556)	(30,446)	(85)	(34,459)	(38,499)	(10)
Cash general and administrative expenses	(7,944)	(7,785)	2	(28,107)	(32,214)	(13)
Gain on sale of assets, realized foreign exchange and other	3,050	(103)	-	1,483	(711)	-
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs	52,894	25,569	107	139,235	118,723	17
Realized loss on buyout of financial derivative instruments	-	-	-	(199,059)	-	-
Strategic review and restructuring costs	-	-	-	(11,913)	(7,676)	55
Adjusted EBITDA	$52,894	$25,569	107	$(71,737)	$111,047	(165)

(1)	Certain transportation expenses and product margins relating to the prior year have been reclassified from Redwater West to Empress East to conform with current year presentation.

Gross operating margin

Midstream gross operating margin during the third quarter of 2010 totaled $62.3 million, a decrease of two percent compared to the prior year.  The decrease in operating margin is primarily a result of a lower contribution from the Empress East business line, partially offset by an increase in the Redwater West and Commercial Services business lines, which increased contribution by nine percent and six percent, respectively.

The year-to-date margin was $200.3 million in 2010 which is five percent higher than the year-to-date margin of $190.1 million in 2009. Year-to-date margin reflects increased contributions from both the Redwater West and Commercial Services business lines.

The Empress East business line

The Empress East business line extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in central Canada and the eastern United States.  Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.  The margin in this business is determined primarily by the "frac spread", which represents the difference between the selling prices for propane-plus and the input cost of the natural gas required to produce the respective NGL products.  The frac spread can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the "frac spread ratio"), absolute commodity prices, and changes in the Canadian to U.S. dollar foreign exchange rate.  Traditionally a higher frac spread ratio and higher crude oil prices will result in stronger business line margins.  Differentials between propane-plus and crude oil prices, as well as locational price differentials will also impact the frac spread.  Natural gas extraction premiums and costs relating to transportation, fractionation, storage and marketing are not included within the frac spread, however these costs are included in the business line operating margin.

On March 31, 2010, Provident completed the acquisition of the Provident Corunna Storage Terminal. The Corunna storage facility significantly enhances the flexibility of Provident's Empress East business line by allowing Provident to strategically build inventories during lower priced summer months, which will then be sold into premium priced markets during the peak winter season. The Corunna storage facility will also be used to generate revenues from third-party storage of NGLs.

Empress East gross operating margin was $13.3 million in the third quarter of 2010 compared to $18.5 million in the same quarter of 2009.  This 28 percent decrease was due to increased natural gas costs as a result of a higher AECO price as well as a significant year-over-year increase in the extraction premiums paid to purchase natural gas, offset by slightly higher NGL sales volumes and higher NGL sales prices. Third quarter 2010 sales volumes averaged 36,554 bpd, a six percent increase compared to the same quarter of 2009 due to an increase in propane sales volumes. Although NGL market prices have softened in recent months, typical of the summer season, compared to the third quarter of 2009 NGL market prices have increased.

Although third quarter 2010 production at the Empress facilities was flat compared to the prior year, border flows, and thus natural gas based NGL supply, remain low when compared to historical levels. Provident has partially mitigated the impact of lower natural gas based NGL supply at Empress through the purchase of NGL mix supply in western Canada. In the first quarter of 2010, Provident completed the construction of a truck rack at its Provident Empress facility and began trucking in NGL mix supply starting April 1. The mix is then transported to the premium-priced Sarnia market for fractionation and sale.  Provident is also purchasing NGL mix supply from other Empress plant owners and in the Edmonton market.  Unit margins are impacted by the addition of this NGL mix supply, as margins earned on frac spread gas extraction are typically higher than margins earned on NGLs purchased on a mix basis.

The year-to-date margin was $52.9 million in 2010 which is in line with the year-to-date margin of $53.1 million in 2009. Higher NGL prices were offset by increased natural gas extraction premiums and lower sales volumes.

The Redwater West business line:

The Redwater West business line purchases NGL mix from various natural gas producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  The Redwater West business line also includes natural gas supply volumes from the Younger NGL extraction plant located at Taylor in northeastern British Columbia. The Younger plant supplies specification NGLs to local markets as well as NGL mix supply to the Redwater fractionation facility.  The feedstock for the Redwater West business line is primarily NGL mix rather than natural gas, therefore frac spreads have a smaller impact on operating margin than in the Empress East business line.

Also located at the Redwater facility is Provident's industry leading rail-based condensate terminal, which serves the heavy oil industry and its need for diluent.  Provident's condensate terminal is the largest of its size in western Canada and over the past several years, Provident has continuously increased its condensate market presence at Redwater through marketing, third-party terminalling and, more recently, condensate storage.  In the latter half of 2009, Provident placed two 500,000 barrel storage caverns into condensate service at Redwater, and is currently developing a third cavern which will be commissioned in 2011. Income generated from the condensate terminal and caverns which relates to third-party terminalling and storage is included within the Commercial Services business line, while income relating to proprietary condensate marketing activities remains within the Redwater West business line.

In the third quarter of 2010, the operating margin for Redwater West was $33.5 million, an increase of nine percent compared to $30.7 million in the third quarter of 2009. The increase in margin was primarily due to improved product margins in ethane and propane driven by higher ethane sales volumes and more favorable sales prices for both products. The increase in ethane and propane margins was partially offset by lower butane and condensate margins. Butane per unit sales prices have increased year-over-year, however the benefit of these higher prices was more than offset by higher costs and lower sales volume. Condensate per unit margins are slightly higher in the third quarter of 2010 compared to the third quarter of 2009 primarily due to higher condensate sales prices. However, overall margins for condensate have decreased due to lower condensate sales volumes.

On a combined basis, Redwater West propane-plus sales prices and cost of goods sold both increased by 13 percent, reflective of market based pricing for NGLs and natural gas. These increases resulted in an increased per unit propane-plus margin offset by lower sales volumes.

Redwater West NGL sales volumes averaged 58,834 bpd in the third quarter of 2010, a decrease of eight percent compared to the prior year quarter.  Lower butane and condensate sales were offset by increased ethane sales volumes, which resulted from increased NGL mix supply and production at Redwater due to stronger year-over-year term contracting for NGL mix supply. During the contracting season for the April 2010/2011 NGL year, Provident was able to replace prior year production declines and gain new incremental sources of NGL mix supply. Provident has also started to benefit from additional gas supply volumes at the Younger extraction plant as a result of the recently completed South Peace Pipeline. The South Peace Pipeline brings natural gas from the rapidly developing Montney area in northeast British Columbia to Younger for processing.

Butane sales volumes were lower in the third quarter of 2010, compared to the third quarter of 2009 due to reduced activity levels of heavy oil blenders in the Edmonton area, while condensate sales volumes were lower due to reduced condensate railed into Redwater from the U.S. Gulf Coast. Condensate railed to Redwater is generally purchased based on a Mt. Belvieu natural gasoline price and is sold in Edmonton using a price that is based on WTI crude. During the third quarter of 2010, Mt. Belvieu natural gasoline prices as a percentage of WTI averaged 94 percent, which is significantly higher than in the prior year where Mt. Belvieu natural gasoline prices averaged 87 percent of WTI, resulting in lower margins on condensate rail imports.

Year-to-date margin increased to $100.0 million in 2010 from $91.9 million in 2009, an increase of nine percent. The year-to-date increase is due to stronger margins on propane and ethane sales, resulting from stronger NGL pricing in 2010, offset by weaker margins in butane and condensate due to reduced sales volumes for those products.

The Commercial Services business line:

The Commercial Services business line generates income from fee-for-service contracts to provide fractionation, storage, NGL terminalling, loading and offloading services.  Income from pipeline tariffs from Provident's ownership in NGL pipelines is also included in this business line.  Operating margin in the third quarter of 2010 was $15.6 million, representing an increase of six percent compared to the same period in 2009.  The increase in margin was mostly due to incremental storage revenues from Provident's condensate storage caverns, which were completed in the third quarter of 2009.

Year-to-date 2010, the commercial services margin was $47.4 million, an increase of five percent compared to $45.2 million in 2009. The increased commercial services margin is largely attributable to incremental condensate storage revenues.

Earnings before interest, taxes, depreciation, accretion, and other non-cash items ("adjusted EBITDA")

Adjusted EBITDA includes the impact of the Midstream financial derivative contract buyout, as well as strategic review and restructuring costs associated with the separation of the business units.  Management has presented a metric excluding these items as an additional measure to evaluate Provident's performance in the period and to assess future earnings generating capability. Third quarter 2010 adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs increased to $52.9 million from $25.6 million in the third quarter of 2009 reflecting lower realized loss on financial derivative instruments as a result of the Midstream financial derivative contract buyout program and a gain on sale of certain asset-backed commercial paper investments.

Year-to-date adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs increased to $139.2 million from $118.7 million in 2009 reflecting higher margins and lower general and administrative expenses.

Capital expenditures

Midstream capital expenditures for the third quarter of 2010 totaled $11.0 million, and $21.4 million year-to-date.  During  2010, $18.3 million was spent on growth projects including the construction of a truck rack at the Provident Empress plant, continued development of cavern storage at Redwater, and development activities relating to the recently acquired Corunna storage facility.  In addition, $2.8 million was spent on sustaining capital requirements and $0.3 million was spent on office related capital.

Net income (loss)

Consolidated	Three months ended September 30,			Nine months ended September 30,
($ 000s, except per unit data)	2010	2009	% Change	2010	2009	% Change

Net income from continuing operations	$13,924	$70,784	(80)	$48,480	$10,076	381
Net loss from discontinued operations	(5,000)	(19,121)	(74)	(444,890)	(78,758)	465
Net income (loss)	$8,924	$51,663	(83)	$(396,410)	$(68,682)	477
Per weighted average unit
– basic (1) and diluted (2)	$0.03	$0.20	(83)	$(1.49)	$(0.26)	474

(1)	Based on weighted average number of trust units outstanding.
(2)	Based on weighted average number of trust units outstanding including the dilutive impact of convertible debentures.

In the third quarter of 2010, Provident recorded net income of $8.9 million. Net income in the third quarter of 2010 was impacted by a net loss from discontinued operations of $5.0 million related to post-closing adjustments attributed to the sale of the Upstream business in the second quarter of 2010.

Net income from continuing operations for the third quarter of 2010 was $13.9 million, compared to net income of $70.8 million in the third quarter of 2009.  Higher adjusted EBITDA and future income tax recoveries were more than offset by a change in unrealized loss on financial derivative instruments of $113.0 million. Unrealized losses on financial derivative instruments in the third quarter of 2010 were $26.6 million compared to an $86.4 million unrealized gain on financial derivative instruments in the same period in 2009.

Taxes

Continuing operations	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2010	2009	% Change	2010	2009	% Change

Current tax recovery	$(1,015)	$(4,011)	(75)	$(11,094)	$(963)	1,052
Future income tax (recovery) expense	(3,242)	23,562	-	(16,876)	(23,402)	(28)
	$(4,257)	$19,551	-	$(27,970)	$(24,365)	15

The current tax recovery for the three and nine months ended September 30, 2010 of $1.0 million (2009 – $4.0 million recovery) and $11.1 million (2009 - $1.0 million recovery), respectively, are attributed to applying tax loss  carryback in the U.S. Midstream operations allowing the recovery of taxes paid in prior periods. The tax losses were generated primarily by the realized loss on buyout of financial derivative instruments incurred in the second quarter of 2010.

The 2010 third quarter future income tax recovery of $3.2 million compares to an expense of $23.6 million in the third quarter of 2009.  The future income tax expense in the third quarter of 2009 was driven by the unrealized gain on financial derivative instruments.  Conversely, the future income tax recovery in the third quarter of 2010 resulted primarily from the unrealized loss on financial derivative instruments.

Subsequent to the sale of the Upstream business, Provident's outstanding tax pools exceed the corresponding carrying value resulting in a future tax asset balance as at September 30, 2010.

Interest expense

Continuing operations	Three months ended September 30,			Nine months ended September 30,
($ 000s, except as noted)	2010	2009	% Change	2010	2009	% Change

Interest on bank debt	$2,661	$2,033	31	$6,685	$8,067	(17)
Interest on convertible debentures	3,996	4,213	(5)	12,086	13,309	(9)
Discontinued operations portion	-	(1,357)	(100)	(2,501)	(5,862)	(57)
Total cash interest	$6,657	$4,889	36	$16,270	$15,514	5

Weighted average interest rate on all long-term debt	5.0%	3.1%	61	4.6%	3.6%	28
Debenture accretion and other non-cash interest expense	1,388	1,116	24	3,678	3,737	(2)
Discontinued operations portion	-	-	-	-	(168)	(100)
Total interest expense	$8,045	$6,005	34	$19,948	$19,083	5

Interest expense increased in the third quarter of 2010 as compared to the same quarter in 2009. Although, the Trust maintained lower debt levels as a result of the strategic asset dispositions that closed in the third and fourth quarters of 2009 and in the first and second quarters of 2010, higher market interest rates in 2010 and the prior period allocation of interest expense to discontinued operations have resulted in higher interest expense in both the third quarter of 2010 and year-to-date 2010.

Commodity price risk management program

Provident's commodity price risk management program utilizes financial derivative instruments to provide protection against commodity price fluctuations and decreased margins.  The program reduces exposure to commodity price volatility and provides support for cash distributions, bank lending capacity, capital programs and acquisition and project economics.  For the Midstream business, the program provides price stabilization and protection of a percentage of inventory values and fractionation spread margin.  The Program also reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars, interest rate risk and fixes a portion of Provident's input costs.

The commodity price derivative instruments the Trust uses include put and call options, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing.

Provident's credit policy governs the activities undertaken to mitigate non-performance risk by counterparties to financial derivative instruments.  Activities undertaken include regular monitoring of counterparty exposure to approved credit limits, financial reviews of all active counterparties, utilizing International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted.  In addition, Provident has a diversified base of available counterparties.

In the Midstream business, production margins are affected by the spread between the purchase cost of natural gas and sales price of propane, butane and condensate.  In previous periods, Provident has entered into natural gas, crude oil and foreign exchange financial derivative contracts through March 2013 designed to protect operating margins in the Midstream business.  Short term financial derivative instruments directly fixing propane, butane, natural gasoline and electricity prices have also been executed.

In April, 2010, Provident completed the buyout of all fixed price crude oil and natural gas swaps associated with the Midstream business unit for a total cost of $199.1 million.  The buyout of Provident's forward mark to market positions allows the Trust to refocus its Commodity Price Risk Management Program on forward selling a portion of actual produced NGL products and inventory to lock-in margins for terms of up to two years.  Provident has retained certain participating crude oil and natural gas swaps and the NGL throughput and inventory contracts that utilize financial derivative instruments based directly on underlying NGL products. Based on the forward price strip at the time the buyout was executed, management would expect that cash flow would increase by an amount approximating the cost of the buyout for the latter half of 2010 through 2013, as a result of increased participation in extraction margins.

Management continues to actively monitor commodity price risk and intends to continue to mitigate its impact through financial risk management activities.  Subject to market conditions, Provident's intention is to hedge approximately 50 percent of its natural gas and natural gas liquids (NGL) volumes on a rolling 12 month basis. Also, subject to market conditions, Provident may add additional positions as appropriate for up to 24 months. A summary of Provident's current financial derivative positions is available on Provident's website at www.providentenergy.com/bus/riskmanagement/commodity.cfm.

A summary of Provident's risk management contracts executed during the third quarter of 2010 is contained in the following table.

Activity in the Third Quarter:

Midstream(1)
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

2010	Crude Oil	489	Bpd	US $78.22 per bbl (3) (6)	October 1 - December 31
		489	Bpd	US $83.90 per bbl (3) (8)	October 1 - December 31
	Natural Gas	(43,370)	Gjpd	Cdn $3.64 per gj (2)	October 1 - December 31
	Propane	4,185	Bpd	US $1.1135 per gallon (4) (6)	October 1 - December 31
		5,761	Bpd	US $1.092 per gallon (4) (8)	October 1 - December 31
	Normal Butane	1,804	Bpd	US $1.39 per gallon (5) (6)	October 1 - December 31
		2,065	Bpd	US $1.36 per gallon (5) (8)	October 1 - December 31
2011	Crude Oil	986	Bpd	US $82.45 per bbl (3) (6)	January 1 - December 31
		1,500	Bpd	US $83.86 per bbl (3) (8)	January 1 - March 31
		1,833	Bpd	US $81.83 per bbl (3) (7)	April 1 - December 31
	Natural Gas	(46,288)	Gjpd	Cdn $4.12 per gj (2)	January 1 - December 31
	Propane	3,247	Bpd	US $1.1075 per gallon (4) (6)	January 1 - December 31
		6,722	Bpd	US $1.088 per gallon (4) (8)	January 1 - March 31
		(3,273)	Bpd	US $1.009 per gallon (4) (7)	April 1 - December 31
	Normal Butane	2,500	Bpd	US $1.43 per gallon (5) (6)	January 1 - March 31
		1,556	Bpd	US $1.37 per gallon (5) (8)	January 1 - March 31
2012	Crude Oil	1,846	Bpd	US $81.83 per bbl (3) (7)	January 1 - March 31
	Propane	(3,297)	Bpd	US $1.0094 per gallon (4) (7)	January 1 - March 31

(1)	The above table represents a number of transactions entered into over the third quarter 2010.
(2)	Natural gas contracts are settled against AECO monthly index.
(3)	Crude Oil contracts are settled against NYMEX WTI calendar average.
(4)	Propane contracts are settled against Belvieu C3 TET.
(5)	Normal Butane contracts are settled against Belvieu NC4 NON TET.
(6)	Midstream FRAC contracts.
(7)	Midstream margin contracts.
(8)	Midstream inventory price stabilization contracts.

Settlement of commodity contracts

The following table summarizes the impact of financial derivative contracts settled during the third quarter and nine months ended September 30, 2010 and 2009 that were included in realized loss on financial derivative instruments. The table excludes the impact of the Midstream derivative contract buyout, presented separately on the consolidated statement of operations.

	Three months ended September 30,				Nine months ended September 30,
Realized loss on financial derivative instruments	2010		2009		2010		2009
($ 000s except volumes)		Volume (1)		Volume (1)		Volume (1)		Volume (1)

Crude oil	$(1,263)	0.5	$(799)	1.0	$(12,414)	1.7	$34,637	3.1
Natural gas	(3,149)	3.3	(29,915)	6.1	(25,128)	10.6	(73,855)	17.6
NGL's (includes propane, butane)	(336)	-	1,322	0.2	818	0.4	6,801	0.4
Foreign exchange	459		(293)		2,631		(4,550)
Electricity	(154)		(428)		446		(1,088)
Interest rate	(113)		(333)		(812)		(444)
Realized loss on financial derivative instruments	$(4,556)		$(30,446)		$(34,459)		$(38,499)

(1)
The above table represents aggregate net volumes that were bought/sold over the periods.  Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

The realized loss in the third quarter of 2010 was driven by natural gas purchase derivative contracts settling at a contracted price higher than the current market natural gas prices as well as crude oil derivative sales contracts settling at contracted crude oil prices lower than the crude oil market prices during the settlement period.  The third quarter 2009 realized loss was driven mostly by natural gas purchase derivative contracts in the Midstream business settling at a contracted price higher than the market natural gas prices during the settlement period.

Liquidity and capital resources

Consolidated
($ 000s)	September 30, 2010	December 31, 2009	% Change

Long-term debt - revolving term credit facility	$303,530	$264,776	15
Long-term debt - convertible debentures (including current portion)	243,920	240,486	1
Working capital surplus (excluding financial derivative instruments)	(118,699)	(31,152)	281
Net debt	$428,751	$474,110	(10)

Unitholders' equity (at book value)	555,022	1,381,399	(60)
Total capitalization at book value	$983,773	$1,855,509	(47)

Total net debt as a percentage of total book value capitalization	44%	26%	69

Midstream revenues are received at various times throughout the month.  Provident's working capital position is affected by seasonal fluctuations that reflect commodity price changes, and inventory balances in the Midstream business.  Provident relies on funds flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

Substantially all of Provident's accounts receivable are due from customers and joint venture partners in the oil and gas and midstream services and marketing industries and are subject to credit risk. Provident partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by Provident based on management's assessment of the creditworthiness of such counterparties.  In certain circumstances, Provident will require the counterparties to provide payment prior to delivery, letters of credit and/or parental guarantees.  The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Long-term debt and working capital

The Trust entered into a new credit agreement (the "Credit Facility") as of June 29, 2010, among the Trust, National Bank of Canada and TD Securities as co-leads and arrangers and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders").  Pursuant to the Credit Facility, the Lenders have agreed to provide Provident's pure-play infrastructure Midstream business with a credit facility of $500 million under an accordion feature which can be increased to $750 million at the option of the Trust.  The Credit Facility also provides for a separate $60 million Letter of Credit facility.

The terms of the credit facility have a revolving three year period expiring on June 28, 2013. The Trust may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker's acceptances or LIBOR loans.  As at September 30, 2010, Provident had drawn $307.5 million or 62 percent of its term credit facility as compared to $265.0 million or 26 percent drawn as at December 31, 2009.  At September 30, 2010 the effective interest rate of the outstanding credit facility was 3.9 percent (December 31, 2009 – 1.4 percent).

At September 30, 2010 Provident had $34.5 million in letters of credit outstanding (December 31, 2009 - $27.2 million) that guarantee Provident's performance under certain commercial and other contracts.

The following table shows the change in Provident's working capital position.  Note that the balances at December 31, 2009 include the Upstream business which was sold on June 29, 2010.

($ 000s)	As at September 30, 2010	As at December 31, 2009	Change
Current assets
Cash and cash equivalents	$-	$7,187	$(7,187)
Accounts receivable	187,589	216,786	(29,197)
Petroleum product inventory	132,544	37,261	95,283
Prepaid expenses and other current assets	4,958	4,803	155
Financial derivative instruments	76	5,314	(5,238)

Current liabilities
Accounts payable and accrued liabilities	193,327	221,417	28,090
Cash distribution payable	13,065	13,468	403
Current portion of convertible debentures	148,243	-	(148,243)
Financial derivative instruments	27,179	86,441	59,262
Working capital deficit	$(56,647)	$(49,975)	$(6,672)

The ratio of net debt (as calculated under "Liquidity and capital resources") to adjusted funds flow from continuing operations for the twelve months ended September 30, 2010 was 2.3 to one.

Trust units

Under Provident's Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program, 1.3 million units were elected in the third quarter of 2010 and were issued or are to be issued, representing proceeds of $8.5 million (2009 – 1.3 million units for proceeds of $7.0 million).

At September 30, 2010 management and directors held less than one percent of the outstanding trust units.

Capital related expenditures and funding

The following table presents expenditures and funding for both the continuing operations Midstream business and the discontinued operations Upstream business.

	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2010	2009	% Change	2010	2009	% Change

Capital related expenditures
Capital expenditures	$(10,965)	$(25,621)	(57)	$(51,575)	$(108,675)	(53)
Site restoration expenditures
- discontinued operations	-	(1,870)	(100)	(2,041)	(6,054)	(66)
Buyout of financial derivative instruments	-	-		(199,059)	-
Acquisitions	(9)	(18,336)	(100)	(27,573)	(18,777)	47
Net capital related expenditures	$(10,974)	$(45,827)	(76)	$(280,248)	$(133,506)	110

Funded by
Funds flow from operations net of declared distributions to unitholders and DRIP proceeds	$4,536	$14,662	(69)	$(4,822)	$59,970	-
Cash proceeds on sale of assets	(1,700)	238,675	-	318,910	238,623	34
Increase (decrease) in long-term debt	60,020	(145,065)	-	38,511	(138,732)	-
Change in working capital, including cash	(51,882)	(62,445)	(17)	(72,351)	(26,355)	175
Net capital related expenditure funding	$10,974	$45,827	(76)	$280,248	$133,506	110

Provident has funded its net capital expenditures with funds flow from operations and long-term debt.  In 2010, proceeds on sale of assets, which includes the first quarter sales of oil and natural gas assets in West Central Alberta and the investment in Emerge Oil and Gas Inc. as well as the second quarter sale of the remaining Upstream business, were applied to Provident's revolving term credit facility.

Strategic review and restructuring expenses

In continuation with the previously announced strategic review process, on April 19, 2010, Provident announced a strategic transaction to separate its Upstream and Midstream businesses. An agreement was reached with Midnight Oil Exploration Ltd. to combine the remaining Provident Upstream business with Midnight in a $416 million transaction.  The arrangement received the approval of Provident unitholders and Midnight shareholders, as well as court and regulatory approvals that are typical for transactions of this nature. Closing of this arrangement occurred on June 29, 2010.  In conjunction with this transaction and other initiatives, Provident completed an internal reorganization which resulted in staff reductions at all levels of the organization, including senior management.

For the third quarter of 2010, no strategic review and restructuring costs were incurred. For the nine months ended September 30, 2010, strategic review and restructuring costs were $29.8 million, of which $11.9 million were attributable to continuing operations (2009 – $9.7 million and $7.7 million, respectively). The costs are comprised primarily of severance, consulting and legal costs.

Unit based compensation

Unit based compensation includes expenses or recoveries associated with Provident's restricted and performance unit plan.  Unit based compensation is recorded at the estimated fair value of the notional units granted.  Compensation expense associated with the plan is recognized in earnings over the vesting period of each grant.  The expense or recovery associated with each period is recorded as non-cash unit based compensation (a component of general and administrative expense).  A portion relating to operational employees at field and plant locations is also allocated to operating expense.  For the nine months ended September 30, 2010, Provident recorded unit based compensation expense from continuing operations of $3.6 million (2009 - $6.2 million) and related cash payments of $6.9 million (2009 - $5.0 million).  The expense was lower in 2010 due to recoveries from staff reductions in the second quarter resulting in cancelled and exercised units.  The cash cost associated with these staff reductions is included as part of severance in strategic review and restructuring expenses.  At September 30, 2010, the current portion of the liability totaled $5.5 million (December 31, 2009 - $12.2 million) and the long-term portion totaled $7.2 million (December 31, 2009 - $12.5 million).

Discontinued operations (Provident Upstream)

On June 29, 2010, Provident completed a strategic transaction in which Provident combined the remaining Provident Upstream business with Midnight Oil Exploration Ltd. to form Pace Oil & Gas Ltd. pursuant to a plan of arrangement under the Business Corporations Act (Alberta). Under the Arrangement, Midnight acquired all outstanding shares of Provident Energy Resources Inc., a wholly-owned subsidiary of Provident Energy Trust which holds all of the oil and gas properties and reserves associated with Provident's Upstream business. Effective in the second quarter of 2010, Provident's Upstream business is accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation. Total consideration from the transaction was $423.7 million, consisting of $115 million in cash and approximately 32.5 million shares of Pace valued at $308.7 million as at the time of the closing of the transaction.  Associated transaction costs were $8.1 million.  Under the terms of the Arrangement, Provident unitholders divested a portion of each of their Provident units to receive 0.12225 shares of Pace, which was recorded as a non-cash distribution by the Trust, valued at $308.7 million.  Provident recorded a loss on sale of the Upstream business, amounting to $324.0 million, net of tax, as part of net loss from discontinued operations.  This transaction completed the full sale of the Provident Upstream business in a series of transactions between September 2009 to June 2010.

Due to prior years' Upstream asset impairment charges reflected in Provident's reconciliation to United States generally accepted accounting principles (U.S. GAAP), the impact of the sale of the Upstream business is different under U.S. GAAP than under Canadian GAAP.  Rather than the loss on sale described above, the transaction  results in a gain in excess of $200 million, under U.S. GAAP.

Cash distributions and capital distribution

The following table summarizes cash distributions paid as declared by the Trust since inception:

		Distribution Amount
		(Cdn$)	(US$)*
2001 Cash Distributions paid as declared – March 2001 – December 2001		$2.54	$1.64
2002 Cash Distributions paid as declared		2.03	1.29
2003 Cash Distributions paid as declared		2.06	1.47
2004 Cash Distributions paid as declared		1.44	1.10
2005 Cash Distributions paid as declared		1.44	1.20
2006 Cash Distributions paid as declared		1.44	1.26
2007 Cash Distributions paid as declared		1.44	1.35
2008 Cash Distributions paid as declared		1.38	1.29
2009 Cash Distributions paid as declared		0.75	0.67
2010
Record Date	Payment Date
January 22, 2010	February 12, 2010	0.06	0.06
February 22, 2010	March 15, 2010	0.06	0.06
March 22, 2010	April 15, 2010	0.06	0.06
April 22, 2010	May 14, 2010	0.06	0.06
May 27, 2010	June 15,2010	0.06	0.06
June 22, 2010	July 15, 2010	0.06	0.06
July 26, 2010	August 13, 2010	0.06	0.06
August 23, 2010	September 15, 2010	0.06	0.06
September 24, 2010	October 15, 2010	0.06	0.06
Inception to September 30, 2010 – Cash Distributions paid as declared		$15.06	$11.81
Capital Distribution - June 29, 2010		1.16	1.10
Total inception to September 30, 2010 Cash Distributions and Capital Distribution		$16.22	$12.91
* Exchange rate based on the Bank of Canada noon rate on the payment date.

In addition to cash distributions, Provident also made a non-cash distribution to unitholders in the second quarter of 2010 relating to the disposition of Provident's Upstream business.  This distribution was valued at $308.7 million, or $1.16 per unit.

Foreign ownership

Based on information received from our transfer agent and financial intermediaries in October 2010, an estimated 80 percent of our outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the securities industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and interest on inter-company debt.  Provident monitors on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its asset portfolio is derived from non-taxable Canadian properties.

On September 17, 2003, Canadian unitholders approved an amendment to the Trust's Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation.  To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident's Board of Directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Change in accounting policies

International Financial Reporting Standards (IFRS)

During 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) in place of Canadian GAAP for interim and annual reporting purposes.  The required changeover date is for fiscal years beginning on or after January 1, 2011.

In 2008, Provident commenced the process to transition from current Canadian GAAP to IFRS.  A project plan and a project team were established.  The project team is led by finance management and includes representatives from various areas of the organization as necessary to plan for a smooth transition to IFRS.

The project plan consists of three phases: initiation, detailed assessment and design and implementation.  Provident has completed the first phase, which involved the development of a detailed timeline for assessing resources and training and the completion of a high level review of the major differences between current Canadian GAAP and IFRS.  Education and training sessions for employees throughout the organization and discussions with Provident's external auditors have been held and will continue throughout the subsequent phases.  Regular reporting on the project plan is provided to Provident's senior management and to the Audit Committee of the Board of Directors.

During 2009, Provident was engaged in the detailed assessment and design phase of the project.  The detailed assessment and design phase involves a comprehensive analysis of the impact of the IFRS differences identified in the initial scoping assessment.  In addition, an initial evaluation of IFRS 1 transition exemptions, as further described below, and an analysis of financial systems has been performed.

During the implementation phase which began in the first quarter of 2010, Provident will execute the required changes to business processes, financial systems, accounting policies, IT systems, disclosure controls and internal controls over financial reporting as discussed below.  Management has not yet finalized its accounting policies and as such is unable to quantify the impact of adopting IFRS on the financial statements.  In addition, due to anticipated changes to IFRS and International Accounting Standards prior to Provident's adoption of IFRS, management's plan is subject to change based on new facts and circumstances that arise after the date of this MD&A.

First –Time Adoption of IFRS:

IFRS 1, "First-Time Adoption of International Financial reporting Standards" ("IFRS 1"), provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS.  Management is analyzing the various accounting policy choices available and will implement those determined to be the most appropriate for Provident, which at this time include the following:

•
Business Combinations – IFRS 1 would allow Provident to use the IFRS rules for business combinations on a prospective basis rather than re-stating all business combinations that occurred prior to transition to IFRS.  The IFRS business combination rules converge with the new CICA Handbook section 1582 that is also effective for Provident on January 1, 2011, however, early adoption is permitted.

•
Property, Plant and Equipment ("PP&E") – IFRS 1 provides the option to value the Upstream PP&E assets at their deemed cost being the Canadian GAAP net book value assigned to these assets as at the date of transition, January 1, 2010.  This amendment is permissible for entities, such as Provident, who currently follow the full cost accounting guideline under Canadian GAAP that accumulates all oil and gas assets into one cost centre.  Under IFRS, Provident's PP&E assets must be divided into smaller cost centres.  The net book value of the assets on the date of transition will be allocated to the new cost centres on the basis of Provident's reserve volumes or values at that point in time.

The transition from Canadian GAAP to IFRS is a significant undertaking that may materially affect the Trust's reported financial position and results of operations.  At this time, Provident has identified key differences that will impact the financial statements as follows:

•
Presentation of Exploration and Evaluation ("E&E") expenditures separate from PP&E – Upon transition to IFRS, Provident will present all E&E expenditures as a separate component on the Consolidated Balance Sheet.  This will include the book value for Provident's land that relates to undeveloped properties.  E&E assets will not be depleted and must be assessed for impairment when indicators suggest the possibility of impairment.

•
Calculation of depletion expense for Upstream PP&E assets – Upon transition to IFRS, Provident has the option to calculate depletion using a reserve base of proved reserves or both proved and probable reserves, as compared to the Canadian GAAP method of calculating depletion using only proved reserves.  Provident has not concluded at this time which method for calculating depletion will be used.

•
Impairment of long-term assets – Under IFRS, impairment of long-term assets must be calculated at a more granular level than what is currently required under Canadian GAAP.  Impairment calculations will be performed at the cash generating unit level for both Upstream and Midstream long-term assets.

•
Provision for asset retirement costs – Under IFRS, Provident is required to revalue its entire liability for asset retirement costs at each balance sheet date using a current liability-specific discount rate.  Under Canadian GAAP, once recorded, asset retirement obligations are not adjusted for future changes in discount rates.

The majority of identified IFRS differences that are expected to impact the financial statements of Provident relate to the Upstream business, which was sold in the second quarter of 2010.  Provident will reflect any Upstream differences on the IFRS transition balance sheet as at January 1, 2010 and for the first two quarters of 2010, however the Upstream differences are not expected to have any additional impact beyond June 30, 2010 as Provident continues as a pure-play Midstream infrastructure business.

In addition to accounting policy differences, Provident's transition to IFRS will impact the internal controls over financial reporting, disclosure controls and procedures and IT systems as follows:

•
Internal controls over financial reporting – As the review of Provident's accounting policies is completed, an assessment will be made to determine changes required to ensure the continued integrity of Provident's internal controls over financial reporting.  As an example, additional controls will be implemented for the IFRS 1 changes such as the allocation of Provident's PP&E as well as the process for re-classifying Provident's E&E expenditures from PP&E.  This assessment will be an ongoing process through 2010 to ensure that all changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

•
IT systems – Provident is finalizing the system updates required in order to ready the Trust for IFRS reporting.  The modifications while not significant are, however, deemed critical in order to allow for reporting of both Canadian GAAP and IFRS statements in 2010 as well as the modifications required to track PP&E costs and E&E costs with a more granular level of detail for IFRS reporting.  Additional system modifications may be required based on final policy choices.

•
Disclosure controls and procedures – Information relating to Provident's transition to IFRS, as well as the progress in completing the implementation phase described above, will continue to be communicated to senior management and the Board of Directors and reported on in Provident's annual and interim filings, including its MD&A.   As a result, Provident's disclosure controls and procedures will ensure that stakeholders are provided with sufficient information to assist in understanding the impact of the IFRS transition on Provident.

Business risks

The trust industry is subject to risks that can affect the amount of funds flow from operations available for distribution to unitholders, and the ability to grow.  These risks include but are not limited to:

•	capital markets, credit and liquidity risks and the ability to finance future growth; and

•	the impact of Canadian governmental regulation on Provident, including the effect of the legislated tax on trust distributions.

The midstream industry is subject to risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price, exchange rate and interest rate fluctuations;

•	reduction in the volume of throughput or the level of demand;

•	the ability to attract and retain employees;

•	increasing operating and capital costs;

•	regulatory intervention in determining processing fees and tariffs;

•	reliance on significant customers;

•	government and regulatory risk;

•	changes to environmental regulations; and

•	environmental, health and safety risks.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;

•	adhering to a disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution;

•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

•	maintaining a competitive cost structure to maximize cash flow and profitability;

•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors' and officers' insurance coverage.

Readers should be aware that the risks set forth herein are not exhaustive.  Readers are referred to Provident's annual information form, which is available at www.sedar.com, for a detailed discussion of risks affecting Provident.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for each quarter in the nine months ended September 30, 2010 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q1	Q2(1)	Q3
TSE – PVE.UN (Cdn$)
High	$8.61	$8.51	$7.36
Low	$7.07	$5.14	$6.25
Close	$7.88	$7.29	$7.30
Volume (000s)	19,046	27,674	28,776
NYSE – PVX (US$)
High	$8.40	$8.51	$7.58
Low	$6.76	$5.21	$5.86
Close	$7.71	$6.87	$7.06
Volume (000s)	99,239	104,579	78,977

(1)
Second quarter unit trading lows were disproportionately impacted by a market wide, one day trading anomaly originating with the NYSE on May 6, 2010. While some transactions were cancelled by the NYSE, trades on the Toronto Stock Exchange were upheld.

Forward-looking information

This MD&A contains forward-looking information under applicable securities legislation.  Statements which include forward-looking information relate to future events or the Trust's future performance.  Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact are forward-looking information.  In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Forward looking information in this MD&A includes, but is not limited to, business strategy and objectives, capital expenditures, acquisition and disposition plans and the timing thereof, operating and other costs, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business.  Specifically, the "Outlook" section in this MD&A may contain forward-looking information about prospective results of operations, financial position or cash flows of the Trust.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by the Trust and described in the forward-looking information.  In addition, this MD&A may contain forward-looking information attributed to third party industry sources.  Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur.  Forward-looking information in this MD&A includes, but is not limited to, statements with respect to:

•	the Trust's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	the Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	the emergence of accretive growth opportunities;
•	the ability to achieve an appropriate level of monthly cash distributions;
•	the impact of Canadian governmental regulation on the Trust;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil, natural gas and NGL prices and the impact of such changes on cash flow after financial derivative instruments;
•	the level of capital expenditures;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's midstream, NGL processing and marketing business;
•	the growth opportunities associated with the midstream, NGL processing and marketing business; and
•	the nature of contractual arrangements with third parties in respect of Provident's midstream, NGL processing and marketing business.

Although the Trust believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.  The Trust can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information.  Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking information contained in this MD&A include, but are not limited to:

•	general economic and credit conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	interest payable on notes issued in connection with acquisitions;
•	income tax legislation relating to income trusts, including the effect of legislation taxing trust income;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	the other factors set forth under "Business risks" in this MD&A.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to developing forward-looking information contained in this MD&A, the Trust has made assumptions regarding, among other things:

•	future natural gas and crude oil prices;
•	the ability of the Trust to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
•	the regulatory framework regarding royalties, taxes and environmental matters in which the Trust conducts its business;
•	the impact of increasing competition;
•	the Trust's ability to obtain financing on acceptable terms;
•	the general stability of the economic and political environment in which the Trust operates;

•	the timely receipt of any required regulatory approvals;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Trust to secure adequate product transportation;
•	currency, exchange and interest rates; and
•	the ability of the Trust to successfully market its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  Forward-looking information contained in this MD&A is made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Quarterly table

Financial information by quarter
($ 000s except for per unit and operating amounts)	2010
	First Quarter	Second Quarter	Third Quarter	Year-to-Date

Revenue - continuing operations	$419,250	$354,982	$332,570	$1,106,802
Funds flow from continuing operations (1)	$46,481	$(170,646)	$43,997	$(80,168)
Funds flow from continuing operations per unit
- basic and diluted	$0.18	$(0.64)	$0.17	$(0.30)
Adjusted EBITDA - continuing operations (2)	$51,084	$(175,715)	$52,894	$(71,737)

Adjusted funds flow from continuing operations (3)	$46,967	$39,840	$43,997	$130,804
Adjusted funds flow from continuing operations per unit
- basic and diluted	$0.18	$0.15	$0.17	$0.49
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs - continuing operations (2)	$51,570	$34,771	$52,894	$139,235

Net income (loss)	$(60,459)	$(344,875)	$8,924	$(396,410)
Net income (loss) per unit - basic and diluted	$(0.23)	$(1.30)	$0.03	$(1.49)
Unitholder distributions	$47,634	$47,794	$47,990	$143,418
Distributions per unit	$0.18	$0.18	$0.18	$0.54
Provident Midstream NGL sales volumes (bpd)	113,279	94,030	95,388	100,833

(1)	Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2)	Adjusted EBITDA is earnings before interest, taxes, depreciation, accretion and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3)	Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.

Quarterly table

Financial information by quarter
($ 000s except for per unit and operating amounts)	2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual Total

Revenue - continuing operations	$406,650	$235,669	$395,661	$414,158	$1,452,138
Funds flow from continuing operations (1)	$57,349	$14,456	$24,859	$51,358	$148,022
Funds flow from continuing operations per unit
- basic and diluted	$0.22	$0.06	$0.09	$0.19	$0.57
Adjusted EBITDA - continuing operations (2)	$65,095	$20,383	$25,569	$57,182	$168,229

Adjusted funds flow from continuing operations (3)	$57,623	$21,858	$24,859	$52,937	$157,277
Adjusted funds flow from continuing operations per unit
- basic and diluted	$0.22	$0.08	$0.09	$0.20	$0.60
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs - continuing operations (2)	$65,369	$27,785	$25,569	$58,761	$177,484

Net (loss) income	$(40,284)	$(80,061)	$51,663	$(20,338)	$(89,020)
Net (loss) income per unit - basic and diluted	$(0.16)	$(0.31)	$0.20	$(0.08)	$(0.34)
Unitholder distributions	$54,511	$47,012	$47,238	$47,456	$196,217
Distributions per unit	$0.21	$0.18	$0.18	$0.18	$0.75
Provident Midstream NGL sales volumes (bpd)	141,669	102,799	98,229	111,912	113,528

(1)	Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2)	Adjusted EBITDA is earnings before interest, taxes, depreciation, accretion and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3)	Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.

Quarterly table

Financial information by quarter
($ 000s except for per unit and operating amounts)	2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual Total

Revenue (1)	$702,215	$420,220	$1,097,408	$1,019,320	$3,239,163
Funds flow from operations (1)	$130,394	$165,470	$139,979	$81,779	$517,622
Funds flow from operations per unit (1)
- basic	$0.52	$0.65	$0.55	$0.32	$2.03
Funds flow from operations per unit (1)
- diluted	$0.52	$0.65	$0.51	$0.32	$2.03
Adjusted EBITDA (2)	$151,335	$178,901	$148,595	$87,423	$566,254
Net income (loss)	$33,616	$(184,081)	$351,105	$(43,248)	$157,392
Net income (loss) per unit - basic	$0.13	$(0.72)	$1.37	$(0.17)	$0.62
Net income (loss) per unit - diluted	$0.13	$(0.72)	$1.29	$(0.17)	$0.62
Unitholder distributions	$91,117	$91,662	$92,188	$77,324	$352,291
Distributions per unit	$0.36	$0.36	$0.36	$0.30	$1.38
Provident Midstream NGL sales volumes (bpd)	136,320	110,826	111,313	120,222	119,649

(1)
Includes Provident Upstream and Provident Midstream businesses but excludes the United States oil and natural gas production (USOGP) business which was sold and accounted for as discontinued operations in 2008.

(2)	Adjusted EBITDA is earnings before interest, taxes, depreciation, accretion and other non-cash items - see "Reconciliation of Non-GAAP measures".

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
(unaudited)
	As at	As at
	September 30,	December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	$-	$7,187
Accounts receivable	187,589	216,786
Petroleum product inventory	132,544	37,261
Prepaid expenses and other current assets	4,958	4,803
Financial derivative instruments (note 7)	76	5,314
	325,167	271,351

Investments	-	18,733
Property, plant and equipment	813,471	2,025,044
Intangible assets	122,253	132,478
Goodwill	100,409	100,409
Future income taxes	35,636	-
	$1,396,936	$2,548,015
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$193,327	$221,417
Cash distributions payable	13,065	13,468
Current portion of convertible debentures (note 2)	148,243	-
Financial derivative instruments (note 7)	27,179	86,441
	381,814	321,326

Long-term debt - revolving term credit facility (note 2)	303,530	264,776
Long-term debt - convertible debentures (note 2)	95,677	240,486
Asset retirement obligation (note 3)	21,695	61,464
Long-term financial derivative instruments (note 7)	17,495	103,403
Other long-term liabilities (notes 4 and 6)	21,703	12,496
Future income taxes	-	162,665

Unitholders’ equity
Unitholders’ contributions (note 5)	2,856,318	2,834,177
Convertible debentures equity component	15,940	15,940
Contributed surplus	2,953	2,953
Accumulated (loss) income	(59,396)	337,014
Accumulated distributions (note 10)	(2,260,793)	(1,808,685)
	555,022	1,381,399
	$1,396,936	$2,548,015

* Note: For rounding differences, please add/subtract from AP to get to balance.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Revenue
Product sales and service revenue (note 8)	$363,767	$339,661	$1,202,832	$1,150,071
Realized loss on buyout of financial derivative instruments (note 7)	-	-	(199,059)	-
Realized loss on financial derivative instruments	(4,556)	(30,446)	(34,459)	(38,499)
Unrealized gain offsetting buyout of financial derivative instruments (note 7)	-	-	177,723	-
Unrealized (loss) gain on financial derivative instruments	(26,641)	86,446	(40,235)	(73,592)
	332,570	395,661	1,106,802	1,037,980

Expenses
Cost of goods sold	292,443	267,437	976,322	932,301
Production, operating and maintenance	5,371	4,074	13,748	11,100
Transportation	3,609	4,247	12,444	16,523
Depreciation and accretion	11,878	9,506	33,606	28,403
General and administrative (note 6)	9,084	10,725	24,820	32,836
Strategic review and restructuring (note 9)	-	-	11,913	7,676
Interest on bank debt	2,904	676	4,427	2,263
Interest and accretion on convertible debentures	5,141	5,329	15,521	16,820
Gain on sale of assets, foreign exchange and other (note 11)	(7,527)	3,332	(6,509)	4,347
	322,903	305,326	1,086,292	1,052,269

Income (loss) from continuing operations before taxes	9,667	90,335	20,510	(14,289)

Current tax recovery	(1,015)	(4,011)	(11,094)	(963)
Future income tax (recovery) expense	(3,242)	23,562	(16,876)	(23,402)
	(4,257)	19,551	(27,970)	(24,365)

Net income from continuing operations	13,924	70,784	48,480	10,076
Net loss from discontinued operations (note 10)	(5,000)	(19,121)	(444,890)	(78,758)

Net income (loss) for the period	$8,924	$51,663	$(396,410)	$(68,682)

Accumulated (loss) income, beginning of period	$(68,320)	$305,689	$337,014	$426,034
Accumulated (loss) income, end of period	$(59,396)	$357,352	$(59,396)	$357,352
Net income from continuing operations - basic and diluted	$0.05	$0.27	$0.18	$0.04
Net income (loss) per unit - basic and diluted	$0.03	$0.20	$(1.49)	$(0.26)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian dollars (000s)
(unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Cash (used for) provided by operating activities
Net income for the period from continuing operations	$13,924	$70,784	$48,480	$10,076
Add (deduct) non-cash items:
Depreciation and accretion	11,878	9,506	33,606	28,403
Non-cash interest expense and other	1,433	1,284	3,723	3,737
Non-cash unit based compensation expense (recovery) (note 6)	1,140	2,940	(3,287)	622
Unrealized gain offsetting buyout of financial derivative instruments	-	-	(177,723)	-
Unrealized loss (gain) on financial derivative instruments	26,641	(86,446)	40,235	73,592
Unrealized foreign exchange loss (gain) and other	423	3,229	(126)	3,636
Gain on sale of assets (note 11)	(8,200)	-	(8,200)	-
Future income tax (recovery) expense	(3,242)	23,562	(16,876)	(23,402)
Continuing operations	43,997	24,859	(80,168)	96,664
Discontinued operations	-	30,010	(2,436)	91,002
	43,997	54,869	(82,604)	187,666
Site restoration expenditures related to discontinued operations	-	(1,870)	(2,041)	(6,054)
Change in non-cash operating working capital	(58,223)	(28,218)	(82,055)	29,944
	(14,226)	24,781	(166,700)	211,556

Cash provided by (used for) financing activities
Increase (decrease) in long-term debt	60,020	(145,065)	38,511	(138,732)
Distributions to unitholders	(47,990)	(47,238)	(143,418)	(148,761)
Issue of trust units	8,529	7,031	22,141	21,065
Change in non-cash financing working capital	(389)	(289)	(403)	(6,704)
	20,170	(185,561)	(83,169)	(273,132)

Cash (used for) provided by investing activities
Capital expenditures	(10,965)	(25,621)	(51,575)	(108,675)
Acquisitions	(9)	(18,336)	(27,573)	(18,777)
Proceeds on sale of assets	3,300	238,675	212,131	238,623
Proceeds on sale of discontinued operations	(5,000)	-	106,779	-
Change in non-cash investing working capital	6,730	(1,816)	2,920	(21,129)
	(5,944)	192,902	242,682	90,042

Increase (decrease) in cash and cash equivalents	-	32,122	(7,187)	28,466
Cash and cash equivalents, beginning of period	-	973	7,187	4,629
Cash and cash equivalents, end of period	$-	$33,095	$-	$33,095

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$5,828	$6,254	$19,291	$21,384
Cash taxes (received) paid	$(1,872)	$1,052	$(780)	$3,012

* Note: For rounding differences, please add subtract to operating WC so that ending cash equals the balance sheet cash.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
AND ACCUMULATED OTHER COMPREHENSIVE INCOME
Canadian dollars (000s)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Net income (loss) for the period	$8,924	$51,663	$(396,410)	$(68,682)

Other comprehensive income, net of taxes
Reclassification adjustment of loss on available-for-sale investment included in net income	-	2,198	-	2,198
Unrealized gain on available-for-sale investments (net of taxes)	-	6	-	50
	-	2,204	-	2,248

Comprehensive income (loss)	$8,924	$53,867	$(396,410)	$(66,434)

Accumulated other comprehensive loss, beginning of period	-	(2,139)	-	(2,183)
Other comprehensive income	-	2,204	-	2,248
Accumulated other comprehensive income, end of period	$-	$65	$-	$65

Accumulated (loss) income, end of period	(59,396)	357,352	(59,396)	357,352
Accumulated distributions, end of period	(2,260,793)	(1,761,229)	(2,260,793)	(1,761,229)
Retained earnings (deficit), end of period	(2,320,189)	(1,403,877)	(2,320,189)	(1,403,877)
Accumulated other comprehensive income, end of period	-	65	-	65
Total retained earnings (deficit) and accumulated other comprehensive loss, end of period	$(2,320,189)	$(1,403,812)	$(2,320,189)	$(1,403,812)

 The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the Consolidated
Financial Statements

(Tabular amounts in Cdn $ 000’s, except unit and per unit amounts, and as noted)
(unaudited)

September 30, 2010

1.	Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies as set out in the Consolidated Financial Statements of the Trust for the year ended December 31, 2009 and are consistent with policies adopted in the third quarter of 2009.  Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted.  These Interim Consolidated Financial Statements should be read in conjunction with the Trust’s audited Financial Statements and notes for the year ended December 31, 2009.  Certain comparative numbers have been reclassified to conform with the current period’s presentation.  In particular, the comparative figures have been reclassified to reflect discontinued operations presentation for the Canadian oil and natural gas production (“Provident Upstream” or “COGP”) business (see note 10).

2.	Long-term debt

	As at	As at
	September 30, 2010	December 31, 2009
Revolving term credit facility	$303,530	$264,776
Convertible debentures	95,677	240,486
Current portion of convertible debentures	148,243	-
	243,920	240,486
Total	$547,450	$505,262

i)	Revolving term credit facility

The Trust entered into a new credit agreement (the "Credit Facility") as of June 29, 2010, among the Trust, National Bank of Canada and TD Securities as co-leads and arrangers and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders").  Pursuant to the Credit Facility, the Lenders have agreed to provide the Trust with a credit facility of $500 million under an accordion feature which can be increased to $750 million at the option of the Trust.  The Credit Facility also provides for a separate $60 million Letter of Credit facility.

The terms of the credit facility have a revolving three year period expiring on June 28, 2013. The Trust may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances or LIBOR loans.  As at September 30, 2010, Provident had drawn $307.5 million or 62 percent of its term credit facility as compared to $265.0 million or 26 percent drawn as at December 31, 2009.  Included in the carrying value at September 30, 2010 were financing costs of $2.7 million (December 31, 2009 – nil). At September 30, 2010 the effective interest rate of the outstanding credit facility was 3.9 percent (December 31, 2009 – 1.4 percent).

At September 30, 2010 Provident had $34.5 million in letters of credit outstanding (December 31, 2009 - $27.2 million) that guarantee Provident’s performance under certain commercial and other contracts.

ii)	Convertible debentures

On closing of the Arrangement effecting the merger of Provident’s oil and natural gas production business with Midnight Oil Exploration to form Pace Oil & Gas Ltd. (see note 10), Provident’s convertible debentures Conversion Prices were adjusted in accordance with the applicable debenture indenture.  The Conversion Price for Provident’s 6.5% Debentures maturing on August 31, 2012 was adjusted from $13.75 per trust unit to $11.56 per trust unit.  The conversion price for Provident’s 6.5% Debentures maturing on April 30, 2011 was adjusted from $14.75 to $12.40 per trust unit.

The Trust may elect to satisfy interest and principal obligations by the issue of trust units.  For the nine months ended September 30, 2010, no debentures were converted to trust units at the election of debenture holders (2009 – nil).  Included in the carrying value at September 30, 2010 were financing costs of $1.7 million.  The following table details each outstanding convertible debenture:

	As at		As at
Convertible Debentures	September 30, 2010		December 31, 2009
($000s except conversion pricing)	Carrying Value (1)	Face Value	Carrying Value (1)	Face Value	Maturity Date	Conversion Price per unit (2)
6.5% Convertible Debentures	$148,242	$149,980	$146,028	$149,980	April 30, 2011	$12.40
6.5% Convertible Debentures	95,678	98,999	94,458	98,999	Aug. 31, 2012	11.56
	$243,920	$248,979	$240,486	$248,979
(1) Excluding equity component of convertible debentures
(2) The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit

3.	Asset retirement obligation

The Trust’s asset retirement obligation is based on the Trust’s ownership in property, plant and equipment and represents management’s estimate of the costs to abandon and reclaim those assets as well as an estimate of the future timing of the costs to be incurred.   Estimated cash flows have been discounted at the Trust’s average credit-adjusted risk free rate of seven percent and an inflation rate of two percent has been estimated for future years.

	Three months ended September 30,		Nine months ended September 30,
($ 000s)	2010	2009	2010	2009
Carrying amount, beginning of period	$21,334	$57,479	$61,464	$59,432
Acquisitions	-	753	1,442	753
Dispositions	-	(4,977)	(32,016)	(4,977)
Change in estimate	-	-	4,763	-
Increase in liabilities incurred during the period	-	54	220	192
Settlement of liabilities during the period
- discontinued operations	-	(1,870)	(2,041)	(6,054)
Transfer to other long-term liabilities (1)	-	-	(14,691)	-
Accretion of liability - continuing operations	361	288	1,054	835
Accretion of liability - discontinued operations	-	786	1,500	2,332
Carrying amount, end of period	$21,695	$52,513	$21,695	$52,513

(1)	Obligations associated with residual Upstream properties of $14.7 million have been classified as other long-term liabilities on the balance sheet as at June 30, 2010 (see note 4).

4.	Other long-term liabilities

Included in other long-term liabilities are certain abandonment obligations associated with the Trust’s net ownership in residual Upstream properties. As at September 30, 2010, the estimated liability associated with these properties is $14.5 million.

5.	Unitholders’ contributions

The Trust has authorized capital of an unlimited number of voting trust units.

	Nine months ended September 30,
	2010		2009
Trust Units	Number of units	Amount (000s)	Number of units	Amount (000s)
Balance at beginning of period	264,336,636	$2,834,177	259,087,789	$2,806,071
Issued pursuant to the distribution reinvestment plan	2,699,488	19,184	3,784,751	18,676
To be issued pursuant to the distribution reinvestment plan	417,686	2,957	384,746	2,389
Balance at end of period	267,453,810	$2,856,318	263,257,286	$2,827,136

The basic and diluted per trust unit amounts for the three months ended September 30, 2010 were calculated based on the weighted average number of units outstanding of 266,418,768 (2009 – 262,244,557).

The basic and diluted per trust units amounts for the nine months ended September 30, 2010 were calculated based on the weighted average number of units outstanding of 265,436,507 (2009 – 260,887,128).

6.	Unit based compensation

Restricted trust units (RTU)/Performance trust units (PTU)

At September 30, 2010, $5.5 million (December 31, 2009 - $12.2 million) is included in accounts payable and accrued liabilities for this plan and $7.2 million (December 31, 2009 - $12.5 million) is included in other long-term liabilities.

The following table reconciles the expense recorded for RTUs and PTUs.

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Cash general and administrative	$-	$(58)	$6,880	$5,047
Non-cash unit based compensation (included in general and administrative)	1,140	2,940	(3,287)	622
Production, operating and maintenance expense	(34)	167	48	577
	$1,106	$3,049	$3,641	$6,246

The following table provides a continuity of the Trust’s RTU and PTU plans:

	RTUs	PTUs
Opening balance January 1, 2010	1,576,123	3,959,122
Grants	666,530	1,332,668
Reinvested through notional distributions	79,126	270,956
Exercised	(854,273)	(2,873,270)
Cancelled	(318,486)	(340,648)
Ending balance September 30, 2010	1,149,020	2,348,828

At September 30, 2010, all RTUs and PTUs have been valued at market price.

7.	Financial instruments

The following table is a summary of the net financial derivative instruments liability:

	As at September 30,	As at December 31,
($ 000s)	2010	2009

Provident Upstream	$-	$2,438

Provident Midstream
Crude oil	11,034	103,022
Natural gas	23,778	79,847
NGL's (includes propane, butane)	8,760	(330)
Electricity	1,097	(26)
Foreign exchange	55	(623)
Interest	(126)	202
Total	$44,598	$184,530

Settlement of financial derivative contracts

Midstream financial derivative contract buyout

In April 2010, Provident completed the buyout of all fixed price crude oil and natural gas swaps associated with the Midstream business unit for a total realized cost of $199.1 million. The carrying value of these specific contracts at March 31, 2010 was a liability of $177.7 million resulting in an offsetting unrealized gain in the second quarter of 2010. The buyout of Provident’s forward mark to market positions allows the Trust to refocus its Commodity Price Risk Management Program on forward selling a portion of actual produced NGL products and inventory to lock-in margins for terms of up to two years. Provident has retained certain participating crude oil and natural gas swaps and the NGL throughput and inventory contracts that utilize financial derivative instruments based directly on underlying NGL products.

The following table summarizes the impact of financial derivative contracts settled during the three and nine months ended September 30, 2010 and 2009 that are included in realized loss on financial derivative instruments. The table excludes the impact of the Midstream financial derivative contract buyout, presented separately on the Consolidated Statement of Operations.

	Three months ended September 30,				Nine months ended September 30,
Realized loss on financial derivative instruments	2010		2009		2010		2009
($ 000s except volumes)		Volume (1)		Volume (1)		Volume (1)		Volume (1)

Crude oil	$(1,263)	0.5	$(799)	1.0	$(12,414)	1.7	$34,637	3.1
Natural gas	(3,149)	3.3	(29,915)	6.1	(25,128)	10.6	(73,855)	17.6
NGL's (includes propane, butane)	(336)	-	1,322	0.2	818	0.4	6,801	0.4
Foreign exchange	459		(293)		2,631		(4,550)
Electricity	(154)		(428)		446		(1,088)
Interest rate	(113)		(333)		(812)		(444)
Realized loss on financial derivative instruments	$(4,556)		$(30,446)		$(34,459)		$(38,499)

(1)
The above table represents aggregate net volumes that were bought/sold over the periods.  Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

8.	Product sales and service revenue

For the three and nine months ended September 30, 2010, included in product sales and service revenue is $34.2 million (2009 - $16.6 million) and $132.4 million (2009 - $126.4 million), respectively, associated with the U.S. midstream operations.

9.	Strategic review and restructuring

In continuation with the previously announced strategic review process, on April 19, 2010, Provident announced a strategic transaction to separate its Upstream and Midstream businesses. An agreement was reached with Midnight Oil Exploration Ltd. (“Midnight”) to combine the remaining Provident Upstream business with Midnight in a $416 million transaction.  The arrangement received the approval of Provident unitholders and Midnight shareholders, as well as court and regulatory approvals that are typical for transactions of this nature. Closing of this arrangement occurred on June 29, 2010. In conjunction with this transaction and other initiatives, Provident completed an internal reorganization to continue as a pure play, cash distributing natural gas liquids (NGL) infrastructure and services business which resulted in staff reductions at all levels of the organization, including senior management.

For the third quarter of 2010, no strategic review and restructuring costs were incurred.  For the nine months ended September 30, 2010, strategic review and restructuring costs were $29.8 million, of which $11.9 million were attributable to continuing operations (2009 – $9.7 million and $7.7 million, respectively). The costs are comprised primarily of severance, consulting and legal costs.

10.	Discontinued operations (Provident Upstream)

On June 29, 2010, Provident completed a strategic transaction in which Provident combined the remaining Provident Upstream business with Midnight Oil Exploration Ltd. (“Midnight”) to form Pace Oil & Gas Ltd. (“Pace”) pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). Under the Arrangement, Midnight acquired all outstanding shares of Provident Energy Resources Inc., a wholly-owned subsidiary of Provident Energy Trust which holds all of the oil and gas properties and reserves associated with Provident’s Upstream business. Effective in the second quarter of 2010, Provident’s Upstream business is accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation. Total consideration from the transaction was $423.7 million, consisting of $115 million in cash and approximately 32.5 million shares of Pace valued at $308.7 million at the time of the closing. Associated transaction costs were $8.1 million. Under the terms of the Arrangement, Provident unitholders divested a portion of each of their Provident units to receive 0.12225 shares of Pace, which was recorded as a non-cash distribution by the Trust, valued at $308.7 million.  Provident recorded a loss on sale of $481.6 million and $157.6 million in future tax recovery related to this transaction. This transaction completed the full sale of the Provident Upstream business in a series of transactions between September 2009 to June 2010.

The following table presents information on the net loss from discontinued operations.

Net income from discontinued operations	Three months ended September 30,		Nine months ended September 30,
Canadian dollars (000's)	2010	2009	2010	2009
Revenue	$-	$69,208	$77,114	$220,333
Loss from discontinued operations before taxes and impact of sale of discontinued operations	-	(39,519)	(144,774)	(133,262)
Loss on sale of discontinued operations	(5,000)	-	(481,638)	-
Capital tax expense	-	(353)	-	(2,045)
Current tax expense	-	(3)	(1)	(2)
Future income tax recovery	-	20,754	181,523	56,551
Net loss from discontinued operations for the period	$(5,000)	$(19,121)	$(444,890)	$(78,758)

The carrying amounts of major classes of assets and liabilities included as part of the Upstream business as at the date of the sale were as follows:

Canadian dollars (000s)

Property, plant and equipment	$934,768
Asset retirement obligation	(29,224)
Other	(8,340)
$897,204

11.	Gain on sale of assets

During the third quarter of 2010, Provident agreed to terminate a multi-year condensate storage and terminalling services agreement with a third party in exchange for a parcel of land valued at $4.9 million. The transaction was accounted for as a non-monetary transaction and included in property, plant and equipment on the Consolidated Balance Sheet with a corresponding gain included in “Gain on sale of assets, foreign exchange and other” on the Consolidated Statement of Operations.

In the third quarter of 2010, Provident received proceeds of $3.3 million from the sale of certain asset-backed commercial paper investments that had previously been written off. The Trust recorded a gain on sale in “Gain on sale of assets, foreign exchange and other” on the Consolidated Statement of Operations.

12.	Subsequent events

Corporate conversion and corporate dividend policy

On October 6, 2010, Provident announced its proposed reorganization into a dividend paying corporation on or about January 1, 2011, subject to unitholder, court and regulatory approval. Pursuant to the conversion, unitholders will receive one common share of Provident Energy Ltd. for each trust unit.

Provident’s new dividend level, beginning with the January 2011 dividend is planned to be $0.045 per share per month, which reflects a reduction from the current monthly cash distribution of $0.06 per unit. The new dividend level is intended to allow for internally generated cash flow to support organic growth, maintain a strong balance sheet and provide sustainable monthly dividends to shareholders. Payment of the December 2010 cash distribution will not be affected by the proposed conversion.

Offer to repurchase convertible debentures

On October 6, 2010, in connection with the planned corporate conversion, Provident announced its intention to make an offer for its 6.5% convertible unsecured debentures maturing on August 31, 2012 and its 6.5% convertible debentures maturing on April 30, 2011 at 101 percent of their principal values plus accrued and unpaid interest. The repurchase offer will be made within 30 days after Provident’s corporate conversion. The Trust intends to establish contingent replacement financing arrangements in respect of the amounts owing under the Provident Debentures prior to effecting the conversion.

Should a holder of debentures elect not to accept the repurchase offer, the debentures will mature as originally set out in their respective indentures. The debentures will continue to trade on the TSX following the conversion and Provident Energy Ltd. will assume all covenants and obligations in respect of the debentures following the conversion. Holders of the debentures who convert their debentures following the effective date of the conversion will receive common shares of Provident Energy Ltd.

Public offering of convertible unsecured subordinated debentures

On November 9, 2010, Provident issued $150 million aggregate principal amount of convertible unsecured subordinated debentures (the Debentures). Provident has granted to the underwriters an over-allotment option to purchase up to an additional $22.5 million aggregate principal amount of Debentures, exercisable in whole or in part any time for a period of up to 30 days following closing of the offering. The Debentures bear interest at 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing June 30, 2011 and mature on December 31, 2017.

Provident intends to initially use the net proceeds from the offering to repay existing revolving term bank debt which will then be available to be drawn, as required, to fund the purchase of any of Provident’s previously issued 6.5% convertible debentures which are tendered pursuant to the offer required to be made to the holders of the 6.5% convertible debentures following the completion of Provident’s corporate conversion or to fund the payment on maturity of any of the remaining 6.5% convertible debentures which mature on April 30, 2011 having a current face value of $150 million.